Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, May 27, 2008 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2008, unchanged from the previous quarter.
For the current quarter, the Board also declared a dividend of $0.33125 per share on paid-up Class B Preferred Shares Series 5, a dividend of $0.296875 per share on paid-up Class B Preferred Shares Series 6, a dividend of US$0.371875 per share on paid-up Class B Preferred Shares Series 10, a dividend of $0.28125 per share on paid-up Class B Preferred Shares Series 13, a dividend of $0.328125 per share on paid-up Class B Preferred Shares Series 14, and an initial dividend of $0.57603 per share on paid-up Class B Preferred Shares Series 15 of BMO.
The dividend on the common shares is payable August 28, 2008 to shareholders of record on August 1, 2008. The dividends on the preferred shares are payable August 25, 2008 to shareholders of record on August 1, 2008.
The above mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquires:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquires:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com